Bartly J. Loethen Direct: 312.454.0312 bloethen@synergylawgroup.com

June 30, 2008

VIA FEDERAL EXPRESS
Ms. Ta Tanisha Meadows
Staff Accountant
U. S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D. C. 20549

Re:	Juhl Wind, Inc.
Item 4.01 Form 8-K
Filed June 25, 2008
File No. 333-141010

Dear Ms. Meadows:

This letter is in response to your comment letter dated June 26, 2008 to Dan Juhl, Chairman and CEO of Juhl Wind, Inc. (the “Company”) regarding the Company’s current report on Form 8-K filed June 25, 2008. Attached hereto is a marked copy of the Company’s amended current report on Form 8-K/A (the “Current Report”) which has been filed electronically on EDGAR incorporating the changes made in response to your comments of June 26, 2008 which responses are itemized below.

Item 4.01 Form 8-K filed June 25, 2008

1. As required by Item 304(a)(1)(i) of Regulation S-K, we have revised the first sentence in Item 4.01 of the Current Report to state that the Company has dismissed McElravy, Kinchen & Associates, P.C. (“McElravy Kinchen”).

2. In the first paragraph of Item 4.01 of the Current Report, we revised our disclosure to state that we engaged Boulay, Heutmaker, Zibell & Co. P.L.L.P. (“Boulay Houtmaker”) as our accountant on June 24, 2008 pursuant to paragraph (a)(2) of item 304 of Regulation S-K.

3. We revised the second paragraph of Item 4.01 of the Current Report to refer to the two most recent years and subsequent interim periods prior to engaging Boulay Heutmaker as opposed to after a date after the date we engaged Boulay Heutmaker, pursuant to paragraph (a)(2) of Regulation S-K.

730 W. Randolph St. - 6th Floor - Chicago, IL 60661 - p: 312.454.0015 - f: 312.454.0261

4.  In the third paragraph of Item 4.01 of the Current Report, we added a disclosure that McElravy Kinchen only reported on our financial statements for the most recent fiscal year, as required by Item 304(a)(1)(ii) of Regulation S-K.

5. We revised the first paragraph of Item 4.01 of the Current Report to disclose the fact that the board of directors of the Company recommended and approved the decision to change accountants and the dismissal of McElravy Kinchen, pursuant to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

6. We revised our disclosure in the fourth paragraph of Item 4.01 of the Current Report to include the most recent fiscal year and the subsequent interim period preceding the dismissal of McElravy Kinchen on June 24, 2008, pursuant to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

7. We have filed an updated letter from our former accountant addressing our revised disclosure as an exhibit to this amended filing.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of all disclosures in the filing; (ii) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 3, 2008. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Bartly J. Loethen

Bartly J. Loethen

730 W. Randolph St. - 6th Floor - Chicago, IL 60661 - p: 312.454.0015 - f: 312.454.0261